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                                                                      Exhibit 21

                                  NEWS RELEASE

INNOVEX, INC.                                CONTACT:
530 - 11th Avenue South                      Douglas W. Keller, V.P. of Finance
Hopkins, MN 55343
Telephone: 612-938-4155
Facsimile: 612-938-7718
Internet: ERROR! BOOKMARK NOT DEFINED.


           INNOVEX, INC. COMPLETES TENDER OFFER FOR ADFLEX SOLUTIONS

     August 4, 1999 -- Hopkins, MN -- Innovex, Inc. (Nasdaq: INVX) announced today that it has successfully completed its tender offer to purchase shares of common stock of ADFlex Solutions, Inc. ("ADFlex") for $3.80 per share. The combined company is now the largest flexible circuit manufacturer in North America.

     As of the expiration of the offer, 6,865,119 shares of ADFlex stock (approximately 76% of the outstanding shares) had been validly tendered and not withdrawn in the offer (including those shares tendered pursuant to guaranteed delivery procedures), all of which have been accepted by Innovex.

     Following the consummation of the tender offer, ADFlex will merge into a subsidiary of, and be wholly owned by, Innovex. Innovex expects to complete the merger within the next few weeks.

     Innovex is a diversified manufacturer of electrical components, primarily flexible circuits, for the computer, medical and telecommunication markets. Innovex is known worldwide for its excellence in advanced engineering and low cost manufacturing.